UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

Ellen W.P. Wasserman
c/o George Cox
Gross, Mendelsohn & Associates
36 South Charles Street, 18th Floor
Baltimore, Maryland 21201
(410) 685-5512
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Ellen W.P. Wasserman
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 3,324,544 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 3,324,544 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,324,544 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 12.4% (see Item 5)
14. Type of Reporting Person IN

This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D first filed with the Securities and Exchange Commission on September 22, 2004 (as previously amended, the "Schedule 13D"), and is filed by Ellen W.P. Wasserman (the "Reporting Person"), with respect to the Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company").

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended as follows:

(b) The business address of the Reporting Person is Ellen W.P. Wasserman, c/o George Cox, Gross, Mendelsohn & Associates, 36 South Charles Street, 18th Floor, Baltimore, Maryland 21201.

(c) The present principal occupation of the Reporting Person is trustee of a trust established under the will of Harry Weis (the "HW Trust").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by incorporating herein Items 4 and 5 of this Amendment No. 2.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On or about October 19, 2015, the Reporting Person became a trustee of the HW Trust, which holds 3,324,544 shares of Common Stock. On or about October 26, 2015, the Reporting Person made gifts of all of the 1,746,424 shares of Common Stock previously reported by the Reporting Person in her most recent Schedule 13D.

Item 5(a) of this Amendment No. 2 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference. As of the filing date of this Amendment No. 2, (i) the Reporting Person owned zero shares of Common Stock individually and (ii) the Reporting Person beneficially owned, in her capacity as a trustee of the HW Trust, 3,324,544 shares of Common Stock held by the HW Trust. Accordingly, as of the filing date of this Amendment No. 2, the Reporting Person was the beneficial owner of an aggregate of 3,324,544 shares of Common Stock, representing approximately 12.4% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of August 4, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 4, 2015).

     The Reporting Person no longer has an interest in the Common Stock owned by EKTJ Management LLC.

     In addition, as of the date hereof, the Reporting Person along with the following persons have agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (and the shares following such persons' name are those owned or controlled by such person or any immediate family member of such person): EKTJ Management LLC (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 1,400,000 shares); Kathryn J. Zox (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 870,269 shares); Thomas H. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 903,467 shares); James A. Platz (based upon a Schedule 13D Amendment No. 1 for EKTJ Management LLC filed with the SEC on or about the date hereof, 916,667 shares); Patricia G. Ross Weis (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 233,850 shares); Jonathan H. Weis (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 7,241,253 shares); Jennifer Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,281,010 shares); and Colleen Ross Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,248,100.5 shares). Accordingly, as of the date hereof, such group may be deemed to beneficially own an aggregate of 17,419,160.5 shares of Common Stock representing approximately 64.8% of the outstanding Common Stock.

     (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference. The Reporting Person has sole power to vote and dispose of the shares of Common Stock held by HW Trust so long as such shares are held by such trust.

     (c) The Reporting Person has not effected any transaction in Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

The Schedule 13D of the Reporting Person previously reported that she and her brother Robert Weis had agreed to act together for purposes of voting equity securities of the Company and thus constituted a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. On October 19, 2015, Robert Weis passed away and therefore such agreement concluded.

The information set forth in Items 4 and 5(a) hereof is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

/s/ Ellen W.P. Wasserman
Signature
Ellen W.P. Wasserman